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                                                            EXHIBIT 4.(a)(xxiii)



                                    AGREEMENT

                                     BETWEEN

                                SCI IRELAND LTD.

                                       AND

                             MADGE NETWORKS LIMITED




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CONTENTS


1.    Terms of the Agreement

2.    Prices

3.    Purchasing Procedure, Delivery & Terms of Payment

4.    Technical Requirements & Quality standards

5.    Inspection and Acceptance

6.    Warranty

7.    Proprietary rights and Confidentiality

8.    Termination

9.    Force Majeure

10.   Arbitration

11.   Inventory Indemnification

12.   Miscellaneous Provisions

13.   Agreement Party Rights

14.   Product Indemnification


ATTACHMENTS

A.    Price List

B.    Authorisation To Procure

C.    Schedule of Reports/Meetings and Service Level Agreements (SLA)


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                                    AGREEMENT

This Agreement ("Agreement") dated November 30, 2001 is entered into by Madge Networks Ltd, of Wexham Springs, Framewood Road, Wexham, Slough, SL3 6PJ England (hereinafter referred to as Madge)

And

SCI IRELAND Ltd., A company registered in Ireland having a place of business, Rathealy Road, Fermoy, Co cork, Ireland (hereinafter referred to as SCI).

Whereas Madge wishes to have products manufactured by SCI and SCI wishes to manufacture such products (hereinafter referred to as Products) for Madge, and sell to Madge at the prices and subject to terms and conditions of the Agreement.

Now, therefore, in consideration of the premises and the mutual covenants herein contained, the parties hereto agree as follows.

1.0   TERM OF THE AGREEMENT

      The term of this Agreement shall be one (1) year from the Effective Date and, unless terminated as provided in Section 8 below, will automatically renew for one (1) year periods.

1.1 Definition of term `Days': Unless expressly stated as "working" days, the use of `days' within this Agreement shall be interpreted to mean calendar days.

2.0   PRICES

2.1 The unit prices are listed in the Price List set forth in Attachment A and are (INCOTERMS 2000) DDP (Delivered Duty Paid) Madge nominated location in England. SCI and Madge quarterly will review purchase prices, and any increases or decreases in materials costs within the price shall be agreed between the Parties as appropriate. Prices shall be as detailed in Attachment "A" and reviewed on a quarterly basis. Product prices must be agreed at least two weeks prior to the start of each quarter. All increases in costs other than direct materials costs shall be subject to six (6) month notice by SCI, save for increases driven by customer ECO (Engineering Change Order) which may be applicable within six (6) months subject to mutual agreement between Madge and SCI. SCI will not make any ECO changes without prior written authorization. All decreases in costs, whether direct material costs or not, are to be encompassed within the quarterly purchase prices to be mutually agreed between SCI and Madge.

      "SCI will assist Madge in its cost reduction plans by providing recommended process changes and reviewing specific and unique
                                       3



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      components which drive seventy-five (75%) percent of the Product price during the quarterly review.

2.2 SCI warrants that at the effective date hereof prices set out in Attachment "A" are no higher than those charged to any other customer of SCI purchasing comparable quantities of Products or similar items under comparable conditions affecting price.

3.0   PURCHASING PROCEDURE, DELIVERY & TERMS OF PAYMENT

3.1   Issuance and Acceptance of Orders

      Purchase orders issued by Madge to SCI shall be governed by this Agreement, and will state the Products, quantities, delivery dates, prices, destination, consignee at destination, and purchase order number. The Purchase Order must also include revision of production documentation.

      Purchase orders may be in the form of facsimile or email.

      Order acknowledgement by SCI shall be made by email or facsimile within five (5) working days from receipt of purchase order (or email or facsimile purchase order, as the case may be) from Madge.

3.1.1 Purchase orders shall be placed in accordance with and subject to the following Minimum Order Quantities (MOQ):

       Product                    Description                 MOQ
       -------               -------------------             -----
       058-300                   Deskstream                   400
         58-39                 Ethernet Module                 77
         58-35               HSTR Copper Module                42
         58-34                TR Fiber Module                  40
         58-36               HSTR Fiber Module                 96
         58-37                Stacking Module                 167


      The MOQ volumes are to be reviewed quarterly by SCI and Madge.

3.1.2 SCI shall always accept PO's from the customer, the only exception being where the customer does not meet the MOQ, or pricing is not agreed to as stated. In such event, SCI must notify Madge in writing within five (5) working days of the PO being issued by Madge.

3.2.1 Delivery

      All ordered Products shall be delivered in accordance with the agreed upon lead-time. SCI shall inform Madge of availability of Products for delivery at least five (5) working days in advance of the actual delivery date as per the original schedule.
                                       4


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      Except as otherwise mutually agreed, the lead time for Products sold hereunder shall be ninety (90) days from issuance of Purchase Order ("standard lead time").

      Long lead items shall be purchased to forecast or mini-bills of material, as required and agreed to by Madge and SCI. When cancellations of such purchases occur as a result of Madge changing the order schedule or the forecast, the financial responsibility will be Madge's, subject to the "liability amounts" as defined monthly in Attachment B. SCI will use commercially reasonable efforts to dispose of inventory on behalf of Madge.

      In the event Madge requests a lead time shorter than the standard lead time, SCI shall use its commercially reasonable effort to accept the shorter lead time and shall explicitly communicate to Madge the acceptance, non-acceptance, or additional costs (if any) to provide materials required of the stated shorter lead time indicated on the Purchase Order. Additional cost will be reviewed, and mutually agreed on a case-by-case basis. If there is any change to the above mentioned shorter lead-time delivery date acknowledged by SCI, SCI will notify Madge by email or facsimile of such occurrence within five (5) working days of such occurrence.

3.2.2 In the event of a late delivery, SCI will pay for the premium freight cost to expedite the Product delivery, unless the late delivery is due to issues mutually agreed between Madge and SCI as being outside of SCI's direct control. In any event, SCI shall use reasonable commercial efforts to meet the delivery date requested in Madge's Purchase Order.

3.2.3 Deliveries must be accompanied by appropriate paper work which must include and clearly state: The PO Number, The Part Number, The Quantity being delivered and the Country of Origin.

3.3   Procedure for Authorisation

      Madge will issue authorisations to SCI for activities in connection with delivery of the ordered units.

      These authorisations are divided into steps as follows:


3.3.1 Authorisation to Procure

      This contains the authorisation to purchase all components. SCI may procure all necessary components required to meet Purchase Orders placed by Madge, in a manner which takes into account the lead-times for the materials in a responsible purchasing manner.

      Authorisation to purchase specific components as required to build a specified number of forecasted requirements, over and above those on
                                       5


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      order, shall be ordered upon written notification to order such materials by Madge, such requests to purchase shall be communicated to Madge as per Attachment B.


3.3.2 Authorisation to manufacture 4 weeks prior to confirmed delivery date

      Unless Madge advises by Facsimile or E-Mail no later than four (4) weeks before confirmed delivery date, SCI will be deemed to have been authorised to produce the number of units as ordered. Other than 3.3.3 below, this is the total limit of SCI authorisation to produce.

3.3.3 Authorisation to Customise

      The last authorisation specifies the final customisation, and will be given no later than two (2) weeks before confirmed delivery date. However, unless Madge advises by Facsimile or E-Mail no later than two (2) weeks before confirmed delivery date, SCI will be deemed to have been authorised to produce the number of units as ordered. This is the total limit of SCI authorisation to produce. Such final customisation will include Retail Pack, Bulk Pack, and OEM Specific requirements.

3.4   Rescheduling/Cancellation of Purchase Orders

3.4.1 Madge may issue Purchase Order revisions and reschedules by notifying SCI in accordance with the following schedule:


      Notice of Reschedule                        Reschedule Window
      (Days Prior to Line                         (Days Out Reschedule
      Item Delivery Date)                         a Delivery Date)
      -------------------                         ----------------

      0 to 14  (two weeks)                        No Reschedule

      15 to 30                                    25% of Product volume
                                                  60 days (two months)

      31 plus days                                180 days (six months)


      Reschedules beyond 60 days are subject to 1% per month inventory carrying charge on the Purchase Order quantity and unit price being rescheduled.

3.4.2 Madge may not cancel production of Products within fourteen (14) days of their scheduled ship dates. Customer may reschedule production of Products within thirty (30) days of the ship date as mutually agreed in Section
      3.4.1 above. Madge may cancel Purchase Orders by notifying SCI no later than thirty (30) days prior to the scheduled delivery date(s), but will be responsible for the Termination Inventory and handling charges in Section 11.
                                       6


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3.4.3 When Madge request for cancellation affects outstanding purchase orders,
      SCI shall inform Madge of impact of cost within two weeks from request for cancellation. The terms of Section 11 and Attachment "B" shall apply in calculating any cancellation costs. Madge's approval of the total costs will be required, as quickly as is reasonably possible, after notification from SCI for formal cancellation purposes. Cost associated with the subsequent cancellation of orders issued to sub-suppliers shall be limited to the liabilities detailed in Attachment "B" or any future mutually agreed revisions of Attachment "B" and shall be paid by Madge, following negotiation (as outlined in Section 11.3) with Madge, and only if the material cannot be used elsewhere by SCI, subject to Madge's agreement.

      The total liability of Madge for cancellation of purchase orders shall in no event exceed the liabilities detailed in this Section, Section 11, and current version of Attachment "B."

3.5   Delivery Delays

      In the event that SCI fails to deliver any Products within fifteen (15) calendar days of the agreed upon PO delivery period, except for the terms stated in Section 3.2.1, then Madge shall have the right to cancel the order or portion of the order. The Customer is responsible for Purchase Order Cancellations or partial Purchase Order cancellations as set forth in Section 11.1.

      When Madge issues Engineering Change Orders (ECO's) affecting outstanding purchase orders, SCI shall inform Madge of impact on delivery schedule and price within fifteen (15) days of receiving such request. SCI will not implement any changes without prior written approval of charges by Madge. SCI shall not be required to implement such change until the Parties have mutually agreed upon the price.

      Upon mutual agreement, the revised delivery schedule for outstanding Purchase Orders shall be adjusted.

3.6   Terms of Payment

      Payment terms are net thirty (30) days from the date of invoice in United States dollars. The invoice date shall be no earlier than the ship date. Payments are not subject to offset or setoff. In the absence of a bona fide dispute, SCI may impose a late payment fee or interest charge on all amounts past due by more than five (5) working days up to the maximum charge or rate allowed by law. SCI's acceptance of a partial payment on the undisputed portion of the Invoice is not a waiver of SCI's right to be paid the remainder due.

3.7   Inclusions in Price

      Prices are DDP INCOTERMS 2000.
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      Purchase prices set forth in Attachment A, hereto, shall include the full cost of ordered Products suitably packed.

4.0   TECHNICAL REQUIREMENTS & QUALITY STANDARDS

4.1   QA Standards, Procedures and Instructions

      SCI shall implement quality procedures and instructions as defined below and shall conform to either ISO 9002:1994 or ISO 9001:2000. In addition, SCI's facility shall be UL approved.

4.1.1 Incoming Inspection

      Madge does not define incoming inspection methods or criteria, but expects SCI to ensure that all incoming components conform to Madge specifications defined and described in the Bills of Materials (BOM), and that they are of good condition and fit for assembly. Madge reserves the right to audit the procedures and methods used to achieve this at any time.

4.1.2 Handling Storage and Delivery

      Madge does not define handling storage or delivery methods or criteria but expects SCI to ensure that component parts are handled, stored, and delivered according to manufacturer and/or Madge's specification for that part. Madge reserves the right to audit the procedures and methods used to achieve this at any time.

4.1.3 Workmanship

      For Electronic Assembly SCI shall implement

      a)    ANSI/IPC 610 Rev C class 2 - Acceptability of Electronic Assembly

      b)    Any exceptions to ANSI/IPC 610 Rev C - as defined by Madge

4.1.4 Manufacturing Control

      Manufacturing control methods should be defined by internal SCI documentation and these procedures should conform to ISO 9002:1994 or ISO 9001:2000 requirements. Madge reserves the right to audit the procedures and methods used to achieve this at any time.

4.2   In Circuit Test (ICT)

      SCI shall be responsible for implementation and quality of ICT programmes and fixtures.
                                       8

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      Madge shall specify ICT requirements and make available to SCI source programmes to support implementation of ICT programmes. SCI will develop ICT programs from schematics and will write a list of untested components. The untested components will be verified in the Functional Test or by visual inspection.

4.3   Functional Testing (Product Acceptance Test)

      Madge will make available to SCI test software and documentation to be used in functional testing. SCI will locally purchase the necessary PCs to be used in the functional test as specified by Madge in the event that SCI does not already have such PC's and subject to prior agreement with Madge. Any PC's paid for by Madge shall reside with SCI on a "loan" basis & will remain the property of Madge.

      All manufactured Products must pass the mutually agreed upon functional test set by Madge to verify the functional performance of the Products.

      Madge will also provide functionally operating boards to be used as `gold' standards for verification and correlation of the functional test process. Such boards will be on a "loan" basis to SCI and will remain the property of Madge.

      Madge will provide SCI with failure analysis support as per Madge's request and documentation for each parameter in the functional test software, which can have caused the rejection/failure.

      Equipment, jigs or PC's, paid for by Madge, and any equipment or boards provided to SCI by Madge remain the property of Madge. SCI shall maintain all such property in good order and ensure such product is adequately insured and shall promptly return such equipment on termination of this agreement.

4.4   Packaging

      Packaging for Product shipments in standard containers, and packaging of individual Products are specified in the relevant Bill of Material as supplied by Madge.

      Madge has the option to change from bulk to retail packaging prior to shipment. SCI is under no obligation to change packaging procedure until a mutual agreement is reached concerning any product price movements associated with packaging revision.

4.5   Quality Standards

      If SCI fails to comply with QA requirements (defined in Sections 4.1 - 4.4) and functional performance (Product Acceptance Test), Madge has the

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      right to terminate the agreement under the terms of Section 8.1 (b) and
      Section 11 of this Agreement.

4.5.1 Quality Levels

      Delivered Quality is deemed to be equal to Manufacturing Delivered Quality and the target is 99% for products with an integral Power Supply, and 99.5% for modules and plug-in option cards. Madge and SCI will review the Delivered Quality each month as set forth in Attachment "C".

4.5.2 "Delivered Quality" lower than target

      If Delivered Quality falls below 98% SCI will promptly issue to the Customer a corrective action plan to get back to or above 99%.

5.0   INSPECTION AND ACCEPTANCE

5.1   Acceptance Tests

      Until the parties will otherwise agree upon in writing, SCI shall perform ICT and customer functional testing on 100% of the manufactured units of Products before their delivery to Madge. SCI warrants to Madge that the quality levels of the Products shall fully conform to the specifications set out by Madge. Madge shall have the right to conduct, on ordered Products, the Acceptance Tests in accordance with sampling procedures, testing specifications, and quality levels described in Section 4. According to the results thereof, it shall have the right to accept or reject either the lots or, at Madge's option, the single defective units thereof.

      At any time Madge may perform inspections in two steps.

      Upon Madge notification, and a mutually agreed upon inspection time and date by both Parties, Product inspections may be performed at the premises of SCI before delivery, and/or at a destination within ten (10) working days after arrival of Products. SCI is not responsible for delays caused by Madge's right to inspect Product prior to delivery.

      If inspection tests are performed at the destination they will be identical with the tests, which are performed at SCI's facility according to the mutual agreed upon Product Acceptance Tests. Correlation between the two test processes will be established and maintained throughout. SCI has the option to verify any assembly, which is rejected at the final destination, to ensure there are no correlation issues, prior to finalisation of test report and disposition.

      The mutually agreed upon inspection performed at SCI's premises will result in a preliminary acceptance test report. An approved Acceptance Test report allows SCI to ship Products.

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      The inspection performed at destination within fifteen (15) days of receipt by Madge will result in a Final Acceptance Test report. Lots or units of Products, as the case may be, duly rejected by Madge, at SCI's option, shall be replaced or repaired by SCI at its expense no more than fifteen (15) working days from the date of SCI's receipt of the Products.

5.2   Transportation Costs of Rejected Products

      Any unit of Products rejected pursuant to the provisions of Section 5.1 above shall be reshipped by Madge, at SCI's expense, to SCI's premises, subject to SCI's Return Material Authorisation procedure (RMA), and a credit note should also be issued to Madge. The replaced or repaired units of Products shall be re-invoiced and shipped by SCI to the original destination and the cost of any transportation shall be borne by SCI.

      SCI shall not be responsible for transportation costs if no defects are found (NDF) and will charge Madge a mutually agreed upon NDF charge.

5.3   Attendance at SCI's Plant

      Madge reserves the right in accordance with SCI's safety and security requirements, to place at any time, on reasonable notice, one or more engineer(s) in the manufacturing plant of the Products to carry out acceptance tests referred to in Section 5.1. Madge shall be responsible for the actions and/or inaction of its employees while its employees are in the manufacturing plant of the Products.

      The salaries of said engineer(s) as well as their travel and living expenses are borne by Madge. SCI agrees to furnish said engineer(s) with reasonable working facilities as necessary for their job. SCI will make suitable arrangements so that said engineer(s) have access to the areas where Madge Products are manufactured and tested. Such engineer(s) shall be empowered to reject the Products to be delivered to Madge in the event that such Products fail the acceptance requirements.

6.0   WARRANTY.


6.1 SCI represents and warrants to Madge that each Product shall be free from defects in workmanship and materials for a period of fifteen (15) months from ship date (the Product Warranty). The material portion of the Product Warranty shall not apply (i) to any materials consigned or supplied to SCI by Madge, (ii) to any Product that has been abused, damaged, altered or misused, or (iii) to any Product damaged as a result of causes external to the Product. The Products shall be considered free from defects in workmanship, if they are manufactured in accordance with mutually agreed upon manufacturing workmanship standards, conform to the Product

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      Specifications, and successfully complete mutually agreed Product
      Acceptance Tests.

6.1.1 ALL CLAIMS FOR BREACH OF WARRANTY MUST BE RECEIVED BY SCI NO LATER THAN THIRTY (30) DAYS AFTER THE EXPIRATION OF THE WARRANTY PERIOD. THE PRODUCT WARRANTY IS THE ONLY WARRANTY GIVEN BY SCI. SCI MAKES, AND MADGE RECEIVES, NO OTHER WARRANTY EITHER EXPRESSED OR IMPLIED. ALL WARRANTIES OF MERCHANTABILITY OF FITNESS FOR A PARTICULAR PURPOSE OR USE, AND ALL IMPLIED WARRANTIES OF TITLE OF ANY CONSIGNED MATERIALS, ARE EXPRESSLY DISCLAIMED AND EXCLUDED.

6.1.2 Unless expressly agreed to by SCI in writing, SCI makes no warranty that the products will (1) meet any specifications not set forth herein, or (2) receive the approval of or be certified by underwriters laboratory, any federal, state, local or foreign government agency (including without limitation the Federal Communications Commission) or any other person or entity. SCI will assist Madge in obtaining such approvals or certificates or meeting such specifications.

6.1.3 Madge's exclusive remedy for any breach of the Product Warranty shall be at SCI's option, to repair at SCI facility, replacement of defect Product, or refund of Product purchase price. All Warranty repairs performed by SCI will be: (1) in accordance with the current Product Specifications and Acceptance Tests, (2) placed in new packaging, and (3) shipped to Madge or Madge Customer, as applicable. In the event that a Product is "no defect found" (NDF), after return to SCI, Madge shall pay the return shipping and mutually agreed NDF charges.


6.1.4 SCI will inspect all defective Warranty returns upon receipt. SCI will endeavour to action the chosen warranty option (repair, replacement, or refund) within fifteen (15) days of receipt. SCI's root cause defective Product investigation of why the Product failed will include investigation of the Madge reported symptoms. Such repaired Warranty Products shall be warranted for the remainder of its original Warranty or ninety (90) days, whichever is longer. Product Warranty repairs by a party other than SCI shall render the Product Warranty as null and void.

6.1.5 Madge warrants to SCI that Madge documentation and other data provided for manufacture of the Product is accurate and complete, unless Madge informs SCI otherwise.

6.1.6 Upon Madge request and mutual agreement on terms and conditions, SCI will provide Non-Warranty Product (outside the Product Warranty period) repairs.

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6.2   Survival of Warranty

      Section 6 shall survive termination of this Agreement as stated or upon SCI's fulfilment of Madge's request to return Madge-owned test equipment and fixtures.

7.0   PROPRIETARY RIGHTS AND CONFIDENTIALITY

7.1 All existing intellectual property owned by or licensed to Madge will remain owned by and licensed to Madge. Madge shall grant licenses to SCI to use Madge intellectual property to the extent that such licenses will assist SCI in SCI obligations pursuant to this Agreement. Madge shall own any inventions, discoveries, and manufacturing technology related to Madge Product(s) developed by SCI and paid for by Madge under this Agreement.

7.2 The proprietary rights to all product and documentation delivered hereunder by Madge shall remain solely with Madge.

      SCI and its employees covenants and agrees that he/she will not reveal or disclose to any person or persons outside the company any data or information that he/she acquires either verbally or in writing from Madge or to use this information for the benefit of anyone other than Madge. Such information will include, but is not limited to: technological techniques, product plans, customers' yields and pricing policies and the figures about the product produced or planned.

      Madge shall not disclose SCI processes or pricing or technology to any person or persons outside of the Contract relationship. The Bilateral Non-Disclosure Agreement between the Parties executed on April 4, 2001 shall remain enforce and binding for the duration of this Agreement.

      SCI shall not be liable for disclosure of any such information if the same:

      (a)   was in public domain at the time it was disclosed

      (b)   is documented that it was known to SCI at the time it was disclosed

      (c)   is disclosed with prior written permission of Madge

      (d) is documented that it became known to SCI from a source other than Madge without breach of this Agreement.

      (e)   is independently developed.

8.    TERMINATION

8.1 Either Party may terminate this Agreement by written notice to the other party in the event that such other party:


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      (a) file a petition of bankruptcy, or is adjudicated bankrupt, or makes a general assignment for the benefit of the creditors, or becomes insolvent or otherwise unable to meet its financial and business obligations in a reasonable manner after they become due, or (b) fail to perform any of its material obligations under this Agreement, and such failure is not remedied within thirty (30) days after a notification of default by the non-defaulting party, if the default can be remedied in this timescale. If SCI is the defaulting Party, SCI must within this thirty (30) day period, provide a detailed plan setting out when the breach will be remedied which will be at least within 60 days of the notice being served.

8.1.1 Either Party may terminate this Agreement for any cause with one hundred and eighty (180) days written notice of termination to the other party.

8.2 Under expiration or termination of this Agreement for any cause, the rights and obligations of the parties under this Agreement shall terminate, except for such rights and obligations which are expressly provided herein to survive the expiration or termination of this Agreement which are those rights and obligations in Sections 6, 7, 8, 10, 11, 12, 13, 14, 15, and any payment obligations accrued prior to such expiration or termination.

8.3 Under expiration or termination of this Agreement for any cause, SCI shall promptly return to Madge any equipment, jigs, or PC's paid for by Madge, and any equipment or boards provided to SCI by Madge.

8.4 Under expiration or termination of this Agreement for any cause, SCI shall provide all commercially reasonable and practical assistance to Madge to transition production to another manufacturer.

8.5 The provisions for termination of this Agreement and their exercise shall not constitute a waiver by either party, or a substitute for, any relief or remedy that is otherwise available.

9.0   FORCE MAJEURE

      Neither party shall be liable for delays in or failures of performance due to causes beyond such party's reasonable control, including, but not limited to, Acts of God, acts of civil or military authority, priorities under governmental authority, legal restrictions, fires, explosions, embargoes, mobilisations, riots, epidemics: and to the extent the following are on a national basis, strikes, industrial disturbances, electricity, oil or transport, or restrictions in the use of power.

      In the event of any such delay or failure the affected party shall send written telegraphic notice of the same and the reason thereof to the other party within seven (7) calendar days from the time the affected party knew, or should have known, of the force majeure in question. The performance of the affected party shall be deemed suspended so long as and to the extent that any such force majeure continues; provided however, that after ninety (90) consecutive or cumulative days of such suspension on the part of

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      either party, the other party may terminate the affected installments under any Purchase Order.

      PARTY OBLIGATIONS: If SCI is the party claiming the force majeure event, SCI will submit within thirty (30) days a plan of action to cure the Product delivery or other breach. If Madge is the party claiming the force majeure event, SCI will work with Madge on rescheduling Product deliveries on current Purchase Orders. In the event the Parties agree to terminate this Agreement during a force majeure event, Madge will be responsible for fulfilling its obligations at the date of termination as set forth in this Agreement, including but not limited to, outstanding invoice payments, and termination obligations as stated in Section 11.

10.   ARBITRATION

      Any and all disputes that may arise under or in connection with the interpretation, performance or non-performance, or termination of this Agreement, shall be settled promptly by negotiation between the parties. If the parties cannot resolve the dispute within thirty (30) days of the matter in dispute being raised by the relevant party, the dispute shall be escalated to Madge's VP Operations and SCI Ireland's Senior or Executive VP for final resolution.

      If resolution of the dispute is not reached within fifteen (15) days from the date of being escalated by the parties to their respective senior management referred to above, either party may request that such dispute be resolved in accordance with the Rules of the London Court of International Arbitration. Such arbitration shall take place in London and shall be conducted in the English language by one arbitrator if Madge and SCI agree on one individual and if the parties do not so agree by three arbitrators; one of which will be selected by each party, and the third will be selected by the other two arbitrators.

      The decision of the arbitrators shall be final and without appeal and may be enforced in any Court having jurisdiction over the parties or their assets.

      The arbitrators shall decide all disputes in accordance with equity and good commercial practice. The arbitrator's award may include direct damages against either party but under no circumstances will the arbitrators be authorised to nor shall they award punitive, consequential or multiple damages against either party.

      The provisions of this Section 10 shall survive for five (5) years after the termination or expiration of this Agreement.

11.0  INVENTORY INDEMNIFICATION

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11.1  Upon cancellation of a Purchase Order, order or any portion thereof, or upon expiration of this Agreement or termination of this Agreement for any reason, Madge shall be responsible for:

      (i) all finished Products scheduled for shipment within the thirty (30) days immediately following SCI's receipt of the cancellation or termination notice (the "Notice");

      (ii) all work-in-process at receipt of the Notice shall have manufacture completed by SCI and free from defects in line with the quality standards set out in this agreement, unless Madge requests otherwise in writing (facsimile or e-mail ); and


      (iii) all components (as expressed in current Attachment "B"), subassemblies and other material purchased to fill a Purchase Order or order or authorised to be purchased by Madge which are on hand or on order at receipt of the Notice. Without limitation (other than as expressed in Attachment "B") this includes inventory made obsolete or excessive due to change to the specifications or Products, minimum buy quantities, and reel quantities. Item (i)-(iii) are referred to as the "Termination Inventory". In calculating the quantity of finished Products under (i) above, Products rescheduled for manufacture and shipment during the forty-five (45) days immediately prior to receipt of the Notice may be counted by SCI.

11.2 SCI will make every reasonable effort to use the Termination Inventory on other current programs at the Plant where the Products are manufactured, will cancel all outstanding material orders with vendors, and will attempt to return piece parts to vendors. Madge will be responsible for costs, charges and fees actually incurred by SCI to cancel or return any portion of the Termination Inventory to vendors and, upon mutual agreement, the cost to modify the Products for other programs.

11.3 Within thirty (30) days from termination or cancellation, SCI will invoice, and Madge will purchase (subject to mutual agreement following audit by Madge) the Termination Inventory remaining after vendor cancellations and returns and after other program use, as follows: (i) for inventory and authorised long lead time components (save for such long lead-time components not yet delivered to SCI that shall be invoiced and ship to Madge upon arrival) at SCI's standard cost, plus a reasonable handling charge; (ii) for WIP, at a reasonable pro rata, percentage of the finished Product purchase price; and (iii) for finished Product, at the purchase price in effect at termination or cancellation. Madge will be responsible for any negative price differentials between the price SCI paid for the Piece Part Inventory and authorised long lead time components and the price at which SCI was able to return and/or utilise the items on other programs. SCI will credit Madge for any positive price differentials.


12.0  MISCELLANEOUS PROVISIONS


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12.1  The rights and obligations of either party under this Agreement cannot be transferred or assigned to a third party without the prior written consent of the other party except that assignment to an affiliate of each of the Parties is allowed without consent. No other person or entity shall have any rights under or in connection with this Agreement

12.2 This Agreement shall not be considered modified, altered, changed or amended in any respect unless in writing and signed by an authorised representative of each of the parties hereto.

12.3 Notices under this Agreement shall be considered given when received by the other party by telex or facsimile or by personal delivery, confirmation copy by airmail, to the address indicated on the first page of this Agreement, to the attention of

      SCI: SCI Ireland Ltd. Attention: Plant Manager, cc: Program Manager. Fax no:+353 25 31104 , +353 25 31777

      Madge: Madge Networks Limited, Wexham Springs, Framewood Road, Wexham, Slough SL3 6PJ, England. Attention: VP Operations. Fax no: +44 1753 661206; cc: Legal Department fax no: +44 1753 661448.

      Any change of the Authorised Representative by either party shall be notified in writing to the other party.

12.4 This Agreement with attachments and such changes and amendments made from time to time in writing signed by authorised representatives of the parties constitutes the complete governing conditions between the parties with respect to the extent of the Agreement, and supersedes any previous agreement, memorandum letter of intent (including LOA), representation or understanding regarding the subject matter hereof, save for the mutual Non Disclosure Agreement dated April 4th 2001 the terms of which are incorporated into this Agreement by reference.

12.5 Any failure by the other party to enforce any provision of this Agreement shall in no way constitute a waiver or affect its rights to require the performance thereof by the other party nor affect the validity of any other provisions, except when this Agreement expressly provides otherwise.

12.6 All performances under this Agreement by either party shall be performed as an independent business entity, and not as an agent of the other party. No persons furnished by either party shall be considered the other party's employees or agents, and each party shall be responsible for its employees' compliance with all laws, rules and regulations involving employment of labour, hours of labour, working conditions, payment of wages and payment of taxes, such as unemployment, social security and other payroll taxes, including applicable contributions from such persons when required by law.

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

12.7 It is agreed that the laws of England hereunder, shall govern the validity and construction of this Agreement and performance.

12.8 SCI shall do everything necessary to comply with INCOTERMS (2000) DDP. Madge's VAT number and other required export information shall be provided by Madge, upon SCI request. SCI will prepare the necessary export documentation to comply with applicable US and local government export control statues and regulations.

12.9 Madge hereby certifies that it will not knowingly export, directly or indirectly, any US origin technical data or software acquired from SCI or any direct product of that technical data or software, to any country for which the US Government requires an export license or other approval, without obtaining such approval from the US Government.

13. This agreement is solely for the benefit of the parties and any person who is not a party to the term of this agreement has any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

14.1 SCI agrees to promptly defend, indemnify and hold Madge, its successors and assigns, harmless from and against all claims, losses and expenses of every kind (including attorney's fees and costs) relating to any claim that a Product has a manufacturing defect. SCI will not have liability to the extent that a claim results from the Product design or specifications of Madge.

14.2 Madge is responsible for design of the Products. Madge agrees to promptly defend, indemnify and hold SCI, its successors and assigns, harmless from and against all claims, losses and expenses of every kind (including attorney's fees and costs) relating to (a) any claim or threatened claim that any Product, or portion thereof, infringes any patent, trademark, copyright, mask work or any property right, whether foreign or domestic, of any third party; or (b) the distribution, sale or use of any Product or part thereof, whether by Madge or third party and whether any such claim is based upon contract, tort or any other legal theory provided that in no event shall Madge's liability under the terms of this Agreement exceed the sum of $3,000,000 (three million dollars).

14.3 In no event shall either party be liable for any special, incidental, punitive, exemplary or consequential damages, whether based upon contract, tort, or any other legal theory (including without limitation lost profits and opportunity.

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
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly empowered representatives as follows:


Madge Networks, Ltd.

by        /s/ Bob Lindsey

date      January 10, 2002




SCI

by        Chris White

date      January 18, 2002



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
                                 Attachment "A"

                                   Price list

                                 Attachment "B"

                            Authorisation To Procure

                                 Attachment "C"

         Schedule of Reports/Meetings and Service Level Agreements (SLA)



Schedules are available upon request.

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